Exhibit 99.1

STOCK EXCHANGE NOTIFICATION

April 16, 2015

Annual general meeting for Eksportfinans ASA held on April 16, 2015

Eksportfinans’ annual general meeting for 2015 took place today. The company’s annual report for 2014 is now available on its website.

All proposed issues were resolved including, but not limited to, the annual financial and board of directors’ reports for 2014 along with the board’s proposal not to pay dividends for the fiscal year 2014.

The annual general meeting elected the council of representatives, which in turn, the same day, elected the board of directors. Please refer to the corporate website (www.eksportfinans.com) for a full and updated overview of the elected officers.

Eksportfinans also files the annual report on form 20-F for the fiscal year ended December 31, 2014 with the US Securities and Exchange Commission (SEC) within the end of April 2015.

Eksportfinans’ financial reports are available on www.eksportfinans.com.

For further information, please contact:

President and CEO Geir Bergvoll,

•	tel: +47 913 15 485

•	e-mail: gbv@eksportfinans.no

EVP Director of Staff / Communications Elise Lindbæk,

•	tel: +47 905 18 250

•	e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

•	tel: +47 900 92 326

•	e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2015 total assets amounted to approximately NOK 85 billion. The company is staffed by highly skilled individuals, approximately 50 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.com

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.